 Filed under Rule 424(b)(3) File No. 333-41560
PROSPECTUS

                             2,950,000 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK

                                         5,900,000 SHARES OF COMMON STOCK

                                               VESTA INSURANCE GROUP, INC.
Birmingham Investment Group LLC, is offering for sale 2,950,000 shares of Vesta Insurance Group, Inc. Series A Convertible Preferred Stock and up to 5,900,000 shares of Vesta Insurance Group, Inc. common stock which it may acquire by converting the Series A Convertible Preferred Stock.

        We have not listed the shares of Series A Convertible Preferred Stock for trading on any established trading market. We have listed the shares of common stock for trading on the New York Stock Exchange under the symbol “VTA.” On December 15, 2000, the closing price of the common stock on the New York Stock Exchange was $4.75 per share.

        The shares involve a high degree of risk. You should carefully consider the “risk factors” described beginning on page 2 before you make an investment decision.

        Neither the U.S. Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 18, 2000
                                                 TABLE OF CONTENTS

THE OFFERING                                                                                              1

VESTA INSURANCE GROUP, INC.                                                                               1

RISK FACTORS                                                                                              2

INCORPORATON OF CERTAIN DOCUMENTS BY REFERENCE                                                            5

USE OF PROCEEDS                                                                                           5

DESCRIPTION OF CAPITAL STOCK                                                                              5

RATIO OF EARNINGS TO FIXED CHARGES                                                                       10

SELLING STOCKHOLDER                                                                                      10

PLAN OF DISTRIBUTION                                                                                     11

VALIDITY OF SECURITIES                                                                                   12

EXPERTS                                                                                                  12

WHERE YOU CAN FIND MORE INFORMATION                                                                      12

THE OFFERING

Series A Convertible Preferred Stock offered by
Birmingham Investment Group LLC (1)                                             2,950,000

Common stock offered by Birmingham
Investment Group,  LLC (1)                                                      5,900,000

Common stock to be outstanding after the offering(2)(3)                        24,825,832

Use of Proceeds                                                               Vesta Insurance Group, Inc. will not receive
                                                                              any proceeds from the sale of the shares
                                                                              offered. See "Use of Proceeds."

NYSE Symbol                                                                   VTA

(1)      Birmingham Investment Group LLC is registering for resale its Series A  Preferred Stock and the publicly traded common stock which  it may acquire by converting its shares of Series A Preferred Stock.

(2)      Based on the number of shares actually outstanding on September 30, 2000.

(3)      Assumes the Birmingham Investment Group converts all shares of Series A Preferred Stock into common stock, in which event the Birmingham Investment Group will no longer have any shares of Series A
         Preferred Stock to offer.  See, "Description of Series A Preferred Stock."

VESTA INSURANCE GROUP

Who We Are. Vesta Insurance Group, Inc. is a holding company for a group of property/casualty insurance companies and a life insurance holding company. Our principal operating subsidiary is Vesta Fire Insurance Corporation. Our principal executive offices are at 3760 River Run Drive, Birmingham, Alabama 35243, and our telephone number is (205) 970-7000.

        What We Do. We sell primarily personal lines insurance, which means we sell insurance products primarily to individuals covering their home and contents, their private passenger automobiles and potential liabilities attendant to their ownership of such property and term life and annuity products . We are licensed to sell these insurance products in 49 states, and we distribute these products primarily through independent agencies.

        Recent Decision to Focus on Personal Lines. During 1999, we decided to discontinue two business segments—reinsurance assumed and commercial lines insurance—which historically generated the majority of our premium volume. Reinsurance is essentially an agreement by one insurance company, the reinsurer, to assume specified risks of loss on insurance policies issued by another insurance company. Our commercial lines insurance products covered a variety of commercial assets and risks. During 1999, adjustments to our statutory capital and surplus and related downgrades in our ratings by A.M. Best Company dramatically impacted our ability to compete in the commercial insurance and reinsurance markets. Accordingly, we decided to discontinue our reinsurance and commercial lines business segments.

        During fiscal year 1999, we made a strategic decision to concentrate our efforts on Personal Lines insurance. Although our historical results of operations reflect significant premium volume in our reinsurance and commercial lines segments, we lost substantially all of this premium volume on a written basis during 1999.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we may face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our Common stock could decline, and you may lose all or part of your investment.

BUSINESS RISKS

The Personal Lines Insurance Business is Highly Competitive, and We May Not be Able to Compete Effectively Against Larger, Better Capitalized Companies

        We compete with dozens of property and casualty insurance companies, many of which are better capitalized than us and have higher A.M. Best ratings than us. We believe that the superior capitalization of many of our competitors enables them to withstand lower profit margins and, therefore, to offer lower rates. We believe that the superior capitalization of many of our competitors enables them to market their products more aggressively and to take advantage more quickly of new marketing opportunities, such as the internet. We also believe that our competition may become increasingly better capitalized in the future as the traditional barriers between insurance companies and banks and other financial institutions erode and as the property and casualty industry continues to consolidate. We believe that our ability to compete against our larger, better capitalized competitors depends on our ability to deliver superior service and our strong relationships with our independent agency force.

If Our Competitors Decided to Target Our Customer Base by Offering Lower Priced Insurance, We May Not Be Able to Respond Competitively

        We price our insurance based on estimated profit margins, and we do not expect to be able to significantly reduce our current estimated profit margins in the near future. Many of our competitors, however, are better capitalized than we are and may be able to withstand significant reductions in their estimated profit margins. If our competitors decided to target our customer base by offering lower priced insurance, we may not be able to respond competitively.

We Depend On Agents Who May Discontinue Sales of Our Policies at Any Time

        Our relationship with our independent agents is perhaps the most important component of our current competitive profile. If these independent agents find it easier to do business with our competitors, it would be difficult to renew our existing business or attract new business in our Personal Lines segment. Because we do business with approximately 2500 agencies in 42 states, we cannot rely on the independent agents’ loyalty to us. Although we believe we enjoy good relationships with our independent agents and are striving to make doing business with us as easy as possible, we cannot be sure that these agents will continue to sell our insurance to the individuals they represent.

If We Can Not Adequately Meet Our Independent Agents' Needs or Keep Pace with Our Competitors' Technological Advances, We May Lose Significant Business

        Because we do business with approximately 2,500 agents in 42 states, we must be able to offer these agents innovative solutions to their daily problems and be able to respond to their needs as quickly as possible to develop their loyalty. If our agency force finds it easier to do business with our competitors, we may not be able to retain their business.

We Experienced a Decrease in New Policy Applications in 1999, and We May Not Be Able to Achieve Our Financial Performance Goals if We Cannot Restore Our New Policy Applications to Prior Levels

        The growth of our Personal Lines segment depends upon increasing new policy applications. During 1999, we experienced a significant decline in new policy applications as compared to 1998. Although we believe that this reflects a temporary uncertainty about our financial condition and results of operations that may dissipate as we move forward, we cannot predict whether new policy applications will return to past levels. If new policy application levels do not rise in the near future, we may not be able to generate sufficient premium volume to achieve our financial performance goals.

If We Cannot Maintain and Improve Our A.M. Best Ratings, We May Not Be Able to Maintain Premium Volume in Our Insurance Operations Sufficient to Attain Our Financial Performance Goals

        Our ability to retain our existing business or to attract new business in our insurance operations depends largely on our rating by A.M. Best Company. During 1999, downgrades in our A.M. Best ratings to “B” necessitated the discontinuation of our Reinsurance and Commercial Lines segments. Such downgrades also impacted our Personal Lines segment, although we can not quantify such impact. Although A.M. Best Company upgraded our rating to “B+” on February 25, 2000, we believe we must further improve our rating in order to more effectively compete in the highly competitive property and casualty insurance market. Although we intend to work towards a higher rating, A.M. Best Company has ultimate discretion over its rating assignments. If we are unable to achieve a higher A.M. Best rating, we may not be able to grow our premium volume sufficient to attain our financial performance goals. If A.M. Best were to downgrade our rating, we could lose significant premium volume.

Our Acquisition Strategy May Require Us to Make Significant Capital Infusions, Be Dilutive to Our Existing Shareholders, and Result in Difficulties in Assimilating and Integrating the Operations, Personnel, Technologies, Products And Information Systems of Acquired Companies.

        We have announced a strategy to maximize our returns through strategic investments, including entry into banking and non-standard automobile coverage, and we plan to pursue acquisition opportunities in the future. Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of the acquired company. We may also encounter unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, the key personnel of the acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, acquisitions may materially and adversely affect our results of operations because they may require large one-time write-offs, increased debt and contingent liabilities, substantial depreciation or deferred compensation charges or the amortization of expenses related to goodwill and other intangible assets. We may seek to account for acquisitions under the pooling-of-interests accounting method, but that method may not be available. Any of these events could cause the price of our common stock to decline. Furthermore, if we issue equity or convertible debt securities to pay for an acquisition, the issuance may be dilutive to our existing shareholders. In addition, the equity or debt securities that we may issue could have rights, preferences or privileges senior to those of the holders of our Common Stock.

        We cannot assure you that we will be able to consummate any of our acquisitions or that we will realize the benefits anticipated from these acquisitions. In the future, we may not be able to find other suitable acquisition opportunities. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms. Moreover, due to our limited acquisition experience, it may be difficult for us to successfully integrate any acquired businesses, products, technologies or personnel, which could materially and adversely affect our business, financial condition and results of operations.

FINANCIAL RISKS

We Are Currently Defending Class Action Litigation Seeking Unspecified but Potentially Significant Damages

        As discussed in our public filings,we are currently defending a class action lawsuit alleging, among other things, violations of the federal securities laws. As of September 30, 2000, this class action was still in its preliminary stages and there had been no discovery conducted. However, the damages or settlement costs incurred by us in disposition of this proceeding could be substantial. Although we have procured a multi-tiered package of directors and officers liability insurance to cover such damages or settlement costs, the issuer of the primary $25 million policy, the Cincinnati Insurance Company, has attempted to rescind its policy. We cannot guarantee that insurance coverage will ultimately be available for any damages or settlements costs incurred. If the damages or settlement costs incurred in connection with this class action are ultimately determined to not be covered by our directors’ and officers’ insurance policies for any reason, we may incur a significant loss during the period in which such determination is made.

We Face a Risk of Non-Collection of Reinsurance Recoverables Involving Substantial Amounts

        Although we reinsure a significant portion of potential losses on the policies which we issue, we initially pay all claims and seek to recover the reinsured losses from our reinsurers. Although we report as assets the amount of claims paid which we expect to recover from reinsurers, we can never be certain that we will be able to collect those amounts. Sometimes the reinsurer is unable to pay, and other times the reinsurer may dispute our calculation of the amounts recoverable. Approximately $54.4 million of our reinsurance recoverables as of September 30, 2000 was attributable to one reinsurance treaty. Although we believe this amount is properly recoverable under the terms of such treaty, the various treaty participants have disputed our calculation. If the amount recoverable under such treaty is ultimately determined to be materially less than $54.5 million as of September 30, 2000, we may incur a significant loss during the period in which such determination is made.

If Loss Reserves Prove to be Inadequate, Then We Would Incur a Charge to Earnings

        We maintain reserves to cover our estimated ultimate liability for losses and related expenses with respect to reported and unreported claims incurred. To the extent that reserves prove to be inadequate in the future, we would have to increase our reserves and incur a charge to earnings in the period such reserves are increased, which could have a material adverse effect on our financial condition and results of operations. The establishment of appropriate reserves is an inherently uncertain process, and we can not be sure that ultimate losses and related expenses will not materially exceed our reserves. Reserves are estimates involving actuarial and statistical projections at a given time of what we expect to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation.

Substantial Sales of Our Common Stock by Our Large Stockholders Could Cause Our Stock Price to Fall.

        We have a limited number of stockholders that hold a large portion of our common stock. To the extent our large stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall.

The Issuance of Common Stock Upon Conversion of the Preferred Stock Will Dilute the Interests of All Common

Stockholders

If and when the preferred stock offered for sale by this prospectus is converted into common stock, as it may be by virtue of its express terms, the ownership percentages of existing common stockholders will be reduced.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Securities Exchange Commission allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934:

         (a)      our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed March 30,
                  2000, as amended by Form 10K/A filed November 29, 2000;

         (b)      our definitive proxy materials dated April 11, 2000 for the annual meeting of stockholders held
                  May 18, 2000;

         (c)      our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2000, June 30, 2000 and
                  March 31, 2000;

         (d)      our Current Reports on Form 8-K, dated  July 14, 2000, June 21, 2000 and January 13, 2000 and our amended current report on  Form 8K/A filed September 12, 2000;

We will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference). Such requests should be directed to John McCullough, Vice President, Vesta Insurance Group, Inc., 3760 River Run Drive, Birmingham, Alabama 35243.

USE OF PROCEEDS

        These shares being offered for sale by this prospectus to this prospectus are being offered for sale by Birmingham Investment Group, LLC. We will not receive any proceeds from the sale of these shares.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of preferred stock.

Common stock

        At the close of business on September 30, 2000, there were 18,825,832 shares of our common stock outstanding. The holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess exclusive voting power. Our Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of common stock will be entitled to such dividends as may be declared from time to time by our board of directors , and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders of common stock.

Shareholder Rights Plan

        On ‘June 15, 2000, our board of directors adopted a stockholder rights plan which provides for the payment of a dividend of one Series B Preferred Stock purchase right to be attached to each outstanding share of our common stock. Generally, each right, if and when it becomes exercisable, will entitle the registered holder to purchase from us one one-hundredth (1/100) of a share of our Series B Junior Participating Series A Preferred Stock at an exercise a price of $30.00 per one one-hundredth of a share. The value one one-hundredth of a share of Series B preferred stock should, because of its dividend, liquidation and voting rights, equal the value of one share of our common stock.

        The rights become exercisable when any person acquires in excess of 10% of our outstanding common stock. If any person ever crosses this ownership threshold, then each holder of a right would be able to elect to receive, in lieu of the one-one-hundredth of a share of Series B preferred stock and upon payment of the exercise price of the right, a number of shares of our common stock having a then current market value of two times the exercise price. In the event we did not have a sufficient number of shares of common stock available for issuance at that time, we could issue an economically equivalent security, such as the Series B preferred stock, in satisfaction of the exercise of the right. Importantly, the person who acquired in excess of 10% of our common stock would not be entitled to exercise its rights, and its interest in us would be substantially diluted after giving effect to the exercise of all other rights. For purposes of determining whether any person has acquired in excess of 10% of our outstanding common stock, the common stock issuable upon conversion of the Series A Convertible Preferred Stock originally issued to Birmingham Investment Group, LLC is deemed to be outstanding.

        We have also agreed that, once a person crosses the 10% ownership threshold, we will not merge or otherwise combine with another entity, or sell 50% or more of our consolidated assets or earning power to another entity, unless adequate provision is made to ensure that each holder of a right will thereafter have the right to receive that number of shares of common stock of the acquiring company which, at the time of such transaction, will have a market value of two times the exercise price of the right.

The Shareholder Rights Plan has an anti-takeover effect. The Shareholder Rights Plan will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. However, the Shareholder Rights Plan should not interfere with any merger or other business combination approved by our board, since the Rights may be redeemed at $0.01 per right. Thus, the Shareholder Rights Plan is intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our board. However, the effect of the rights may be to discourage a third party from attempting to obtain a substantial equity position in our equity securities or otherwise seeking to obtain control of us. To the extent any potential acquirors are deterred by the Shareholder Rights Plan, it may have the effect of preserving incumbent management in office.

Series A Preferred Stock-General

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including: (i) the designation of the series. (ii) the number of shares of the series, which number the board may thereafter increase or decrease. (iii) whether dividends, if any, will be cumulative or noncumulative, the preference or relation which such dividend, if any, will bear to the dividends payable on any other class or classes of yany other series of capital stock, and the dividend rate of the series. (iv) the conditions and dates upon which dividends, if any, will be payable. (v) the redemption rights and price or prices, if any, for shares of the series. (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series. (vii) the amounts payable on and the preference, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs. (viii) whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments to those conversion rates, the date or dates as of which such shares shall be convertible or exchangeable and all other terms and conditions upon which those conversion or exchange may be made. (ix) restrictions on the issuance of shares of the same series or of any other class or series. (x) the voting rights, if any, of the holders of the shares of the series. (xi) any other relative rights, preferences and limitations of such series.

        We believe that the ability of our board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, our board may determine not to seek stockholder approval.

Series A Convertible Preferred Stock

        On September 30, 1999, we issued 2,950,000 shares of Series A Convertible Preferred Stock to Birmingham Investment Group, LLC. The following summarizes the terms of the Series A Preferred Stock.

        Dividends. Dividends accrue on the Series A Preferred Stock at the rate of 9% per annum and will be payable semi-annually in arrears on each January 1 and July 1, beginning January 1, 2000. If any dividend on the Series A Preferred Stock shall for any reason not be paid at the time such dividend becomes due, then dividends shall continue to accrue on a cumulative basis. In the event that any dividends remain accrued but unpaid at the time of any conversion of any of the Series A Preferred Stock , such accrued but unpaid dividends shall remain payable, notwithstanding the conversion.

        General Voting Rights. The holder of each share of Series A Preferred Stock shall have the right to cast one vote for each share of common stock issuable on conversion, or two votes per share of Series A Preferred Stock. As of September 30, 2000, there were 18,825,832 shares of common stock outstanding, each entitled to one vote. The Series A Preferred Stock is entitled to 5,900,000 votes. Assuming the number of shares of common stock outstanding stays constant, the total number of votes which could be cast generally would be 24,725,832, of which 5,900,000, or approximately 24%, could be cast by the holders of the Series A Preferred Stock. In connection with these general voting rights, the Series A Preferred Stock will vote with the common stock as a single class, and the holders of the Series A Preferred Stock shall have voting rights and powers equal to the voting rights and powers of the holders of common stock.

        Special Voting Rights -- Directors. The holders of our Series A Preferred Stock, voting as a separate class, have the right to elect a number of members on our board of directors, depending upon the size of our board and the number of shares of Series A Preferred Stock outstanding. The following table indicates the number of directors which the holders of the Series A Preferred Stock are entitled to elect:(1)

        # of Shares of
   Series A Preferred Stock                                            Number of
         Outstanding                      Size of Full Board           Directors

     More than 1,976,500                      7 or less                  2
                                                 8-10                    3
                                                11-12                    4

 Between 973,000 and 1,976,500                 7 or less                 1
                                                 8-10                    2
                                                11-12                    3

       Less than 973,000                      No Directors          No Directors
The holders of our Series A Preferred Stock have elected three directors to serve for an initial term expiring at the annual meeting of the stockholders to be held in 2002. After the 2002 annual meeting, these directors shall be divided into three classes and shall be elected to serve staggered terms of three years. The holders of the common stock will not have the right to vote for or to remove these directors.

        The directors elected by the holders of the Series A Preferred Stock shall be represented proportionately on all committees of our board, other than any committee created for the special purpose of negotiating with the holders of the Series A Preferred Stock or their affiliates.

        Redemption. On or after July 1, 2009, we shall have the right, at our option and by resolution of our board, at any time we may lawfully do so, to redeem all or any portion of the outstanding shares of Series A Preferred Stock. For each share of Series A Preferred Stock to be redeemed we will pay, in cash, the following redemption price per share, plus, all declared and unpaid dividends.

If redeemed during the twelve-month period beginning July 1:
                  2009              110%
                  2010              108%
                  2011              106%
                  2012              104%

        In the event we elect to redeem all or any portion of the Series A Preferred Stock for cash, the holders of the Series A Preferred Stock may, at their option, convert each share of their Series A Preferred Stock into two shares of the common stock.

        Optional Conversion. The holders of the Series A Preferred Stock will have the right, at any time, to convert each share of Series A Preferred Stock into two shares of the common stock, subject to adjustment as described below under the heading “Conversion Price”.

        Mandatory Conversion. Each share of the Series A Preferred Stock shall automatically be converted into two shares of our common stock, subject to adjustment as described below under the heading “Conversion Price,” on the earlier of (a) the date on which the average closing price of our common stock for twenty consecutive trading days is $8.00 or greater or (b) fifteen years from the date of issuance of the Series A Preferred Stock. If, in the future, we declare a stock split, a dividend payable in common stock or any other distribution of securities to the holders of our common stock, then the closing price of $8.00 per share referred to in clause (a) of the preceding sentence shall be appropriately adjusted to reflect such stock split, dividend or other distribution of securities.

        Conversion Price. Each share of the Series A Preferred Stock will be convertible into the number of shares of our common stock which results from dividing the “Conversion Price” in effect at the time of conversion into $8.50. The initial “Conversion Price” is $4.25, which divided into $8.50 results in 2 shares of common stock. However, this Conversion Price will be adjusted automatically in the event of the following:

         *        We issue any common stock, or other securities convertible into common stock,  at a price per share less than the Conversion Price in effect on the date of issuance;

         *        We (i) declare a stock dividend or other distribution on our common stock in shares of common stock, (ii) subdivide or reclassify the outstanding share of our common stock into a greater number of shares, or (iii) combine or reclassify the outstanding shares of  common stock into a smaller number of shares; or

         *        We distribute to all holders of shares of our common stock (i) any equity security other than common stock, (ii) any debt instruments , (iii) any other assets excepting cash dividends or distributions in shares of our common stock or (iv) other rights or warrants.

        The number of shares of our common stock which is issuable upon conversion of the Series A Preferred Stock will not change as a result of fluctuations in the market price of our common stock, even if the market price falls below the conversion price.

        Consolidation, Merger, Sale, Lease or Conveyance. If we consolidate with or merge with or into another corporation, or sell, lease or convey our assets or property as an entirety or substantially as an entirety to another corporation, then each share of Series A Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property which our common stock issuable upon conversion of our Series A Preferred Stock would have been entitled upon such consolidation, merger, sale, lease or conveyance.

        Preference on Liquidation. In the event of any liquidation, dissolution, involuntary or voluntary corporate reorganization under the federal bankruptcy laws or similar state laws, or winding up, the holders of the Series A Preferred Stock then outstanding shall be senior to any other class or series of our capital stock. Accordingly, the holders of the Series A Preferred Stock shall be entitled to be paid out of the assets and surplus funds available for distribution to stockholders, and before any payment shall be made to the holders of any shares of our common stock, an amount equal to $8.50 per share plus accrued and unpaid dividends on the Series A Preferred Stock to the date fixed for distribution.

        Call For Special Meeting. As long as more than 973,500 shares of Series A Preferred Stock remain outstanding, the Series A Preferred Stock, voting as a separate class, shall have the right to call special stockholders’ meetings upon the minimum notice required by applicable law or regulation.

Right To Approve Certain Transactions. Without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A Preferred Stock, voting together as a separate class, we may not:
         *        sell, convey or otherwise dispose of all or substantially all of our property or business if such transaction would adversely effect the rights of the holders of the Series A Preferred
                  Stock;

         *        merge into or consolidate with any other corporation or effect any transaction or series of related transactions in which more than fifty percent of the voting power is disposed of if such transaction would adversely effect the rights of the holders of the Series A Preferred
                  Stock;

         *        alter or change the rights, preferences or privileges of the Series A Preferred Stock as to adversely affect such series;

         *        increase the authorized number of shares of  Series A Preferred Stock; or

         *        create any new class or series of stock having rights, preferences or privileges superior to the  Series A Preferred Stock.

        Right To Nominate Directors, Generally. In addition to the right to elect directors discussed above, the holders of the Series A Preferred Stock, acting through their elected directors, will have the right to nominate additional directors for general election, if their elected directors’ proportionate representation on the full board is less than the proportionate number of votes which the holders of the Series A Preferred Stock may cast in a general election of directors. In such a circumstance, the holders of the Series A Preferred Stock will be entitled to nominate a number of nominees which, when added to the number of their elected directors and assuming the nominees’ election, would make their proportionate representation on the full board equal to or greater than the proportionate number of votes which the holders of the Series A Preferred Stock may cast in a general election of directors. The number of nominees which the holders of the Series A Preferred Stock are entitled to nominate under this clause shall increase proportionately upon any increase in the percentage of the total number of votes which the holders of the Series A Preferred Stock may cast in a general election of directors.

                                        RATIO OF EARNINGS TO COMBINED FIXED CHARGES

            For the last five years the consolidated ratio of earnings to combined  fixed charges  was:

                                                                                               Nine Months
                                                                                                  Ended
                                                              Ended December 31,              September 30,
                                                 1995    1996    1997    1998      1999           2000
  Earnings to Combined Fixed Charges(1)..........5.12    5.87    3.72   (6.62)(2)  2.53(3)        1.55

__________

(1)      For purposes of these computations, earnings consist of earnings from continuing operations before taxes and minority interest, plus fixed charges. Fixed charges consist of  interest on indebtedness and insurance policies, plus deferred capital security interest, plus a portion of rental expense which is deemed to be representative of the interest factor thereon, but does not include the preferred stock dividend. Combined fixed charges consist of fixed charges plus the preferred stock dividend.

(2)      Included in earnings for 1998 was a nonrecurring loss of $65.5 million before income taxes relating to the write-down of goodwill as disclosed in Note B to the consolidated financial statements. If such write-down  had not occurred, the ratio of earnings to combined fixed charges would have been (3.80).

(3)      Included in earnings for 1999 was a nonrecurring gain of $19.8 million before income taxes relating to the sale of certain businesses as disclosed in Part 1 of the Form 10-K and in Note R to the consolidated financial statements. If such sales had not occurred, the ratio of earnings to combined fixed charges would have been 1.68.

                                                    SELLING STOCKHOLDER

          Birmingham Investment Group, LLC owns the shares offered for sale by this prospectus.  The following table sets forth (i) the number and percent of shares offered  that  Birmingham Investment Group beneficially owned prior to this offering; (ii) the number of shares that Birmingham Investment Group is offering for resale by this prospectus; and (iii) the number and percent of shares to be held by  Birmingham Investment Group after the offering (assuming all of the shares offered hereby are sold).

                                                  Beneficial Ownership        Number of       Beneficial Ownership
  Selling Stockholder(1)                               Prior to                Shares          After the Offering
                                                       --------                ------

                                                     Offering (2)             Offered(1)
                                                     ------------             ----------
                                                  Number of     Percent of                  Number of   Percent of
  Name and Address              Title of Class     Shares         Class                       Shares      Class
  ----------------              --------------     ------         -----                       ------      -----

Birmingham Investment Group,LLC

17 North 20th Street             Common stock      5,900,000      24%(3)      5,900,000       -0-          -0-
Birmingham, Alabama 35203

Birmingham Investment Group,LLC   Series A

17 North 20th Street             Convertible       2,950,000       100%       2,950,000       -0-          -0-
Birmingham, Alabama 35203         Preferred
                                    Stock

__________

(1)      Based on a Schedule 13D filed October 12, 1999, no natural persons possess any voting and dispositive power over the offered shares. Mr. James A. Taylor Sr. serves as manager of the Birmingham Investment
         Group.

(2)      Birmingham Investment Group, LLC directly owns 2,950,000 shares of our Series A Convertible Preferred
         Stock.  These shares of preferred stock may be converted into 5,900,000 shares of our common stock, subject to adjustment in certain events.  See, "Description of capital stock-Series A Preferred Stock."
         The common stock indicated above will be issued only upon conversion of the preferred stock, in which case the converted preferred stock will no longer be offered for sale.

(3)      5,900,000 shares of common stock are deemed to be beneficially owned by  Birmingham Investment Group even though such shares are not actually outstanding.  These shares are deemed to be outstanding for the purpose of computing the Birmingham Investment Group's percentage ownership of common stock.

PLAN OF DISTRIBUTION

        The Birmingham Investment Group holds directly the2,950,000 shares of our Series A Preferred Stock covered by this Prospectus, and it may, from time to time, sell any or all of its shares covered by to this prospectus. There is no established trading market for this Series A Preferred Stock, and any sales of the Series A Preferred Stock will be made in privately negotiated transactions. Birmingham Investment Group may also sell shares of the Series A Preferred Stock under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

        The shares of common stock covered by this prospectus will only be issued upon conversion of the Series A Preferred Stock covered by this prospectus. In the event Series A Preferred Stock is converted into common stock, Birmingham Investment Group may, from time to time, sell up to 5,900,000 of the shares of our common stock issued upon conversion of the Series A Preferred Stock on any stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales may be at fixed or negotiated prices. Birmingham Investment Group may use any one or more of the following methods when selling shares of common stock:

         *        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         *        block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         *        purchases by a broker-dealer as principal and resale by the broker-dealer for the broker dealer's account;

         *        an exchange distribution in accordance with the rules of the applicable exchange;

         *        privately negotiated transactions;

         *        broker-dealers may agree with  Birmingham Investment Group  to sell a specified number of such shares at a stipulated price per share;

         *        a combination of any such methods of sale; and

         *        any other method permitted by to applicable law.

        Birmingham Investment Group may also sell shares of our common stock issued upon conversion of the Series A Preferred Stock under Rule 144 under the Securities Act, if available, rather than under this Prospectus.

        In addition, the Birmingham Investment Group may transfer the shares covered by this prospectus to other persons who may sell them in accordance with this plan of distribution. In that event, we will amend the registration statement of which this prospectus is a part or file a prospectus supplement, as appropriate, identifying the transferees as selling stockholders.

        Broker-dealers engaged by Birmingham Investment Group may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from Birmingham Investment Group in amounts to be negotiated. Birmingham Investment Group does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Birmingham Investment Group and any broker-dealers or agents that are involved in selling the Series A Preferred Stock or common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Series A Preferred Stock or common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We have agreed to pay all fees and expenses incident to the registration of the Series A Preferred Stock or common stock, including the fees and disbursements of counsel to the Birmingham Investment Group. We have also agreed to indemnify Birmingham Investment Group against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

VALIDITY OF SECURITIES

The validity of the shares offered by this prospectus has been passed on by Balch andBingham LLP of Birmingham, Alabama. Walter M. Beale, Jr., a director of the Company, is a partner with Balch andBingham LLP. As of December 31, 1999, Mr. Beale was the beneficial owner of 39,499 shares of our Common stock.

EXPERTS

        The financial statements as of December 31, 1999 and December 31, 1998 and for each of the years then ended, incorporated in this prospectus by reference to the Annual Report on Form 10-K, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements and schedules as of December 31, 1997 and for the year then ended December 31, 1997, incorporated by reference herein and in the Registration Statement, have been incorporated by reference in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Securus Financial Corporation and Subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, incorporated in this prospectus by reference to the Current Report on Form 8-K of Vesta Insurance Group, Inc. dated September 12, 2000, have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Exchange Act, and in accordance therewith file reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically at .